UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2015

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI SUSTAINABLE DEVELOPMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2014**



SHARING
VALUE
CHANGING LIVES

2014

ANNUAL SUSTAINABLE
DEVELOPMENT REPORT
SUMMARY

AngloGoldAshanti

OUR
MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.





OUR **VISION**

To be the
LEADING
mining company



Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to prevent injury and illness in our business and to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment …. to care.



We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility, respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.



We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.



We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave a legacy of enduring value.



We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.



SUSTAINABLE DEVELOPMENT VISION

CHANGING THE WAY PEOPLE EXPERIENCE US, THROUGH POSITIVE ENGAGEMENT AND DEVELOPMENT FOR MUTUAL VALUE

CONTENTS

ABOUT THIS REPORT

The theme for the 2014 Annual Sustainable Development Report is Sharing Value. The concept of sharing value refers to our ability to demonstrate how we create value in a manner that advances both our competitive positioning as a company, while at the same time creating benefits for societies in which we operate. Sharing value is about understanding that everyone benefits; it is about conversations, partnerships and co-designing solutions that work towards the collective good.

This Summary Report does not constitute the full AngloGold Ashanti 2014 Sustainable Development Report. For the full report please visit www.aga-reports.com/14/sdr/

MAJOR CHANGES TO THE ASSET PORTFOLIO DURING THE YEAR

Further rationalisation of AngloGold Ashanti's asset portfolio was undertaken during 2014, as detailed in the group's Integrated Report 2014 **>IR**.

In 2014, the sale of the Navachab Mine in Namibia was concluded. The Yatela Mine in Mali moved into closure phase. Plans were put in place for the surface infrastructure of operations in South Africa to be further rationalised to two main centres, first in the Vaal River, and eventually at the West Wits region. The Obuasi Mine in Ghana moved into limited operating phase during the second half of 2014, pending completion of a feasibility study. Finally, mine expansion programmes continued at Cripple Creek and Victor Mine in the USA, our Kibali joint venture in the DRC and at Mponeng Mine in South Africa.

KEY HIGHLIGHTS OF 2014

In this summary, we provide an overview of our performance against those issues we selected as being material to our business. We aim to reflect honestly on our performance by acknowledging our achievements but also by being transparent about where we have identified areas for improvement. Our reporting aims to outline how and why we take the decisions we do. We also provide insight into future strategies for maintaining and improving performance.



58,057
employees
(2013: 66,434)



20
operations in
10 countries



4.4Moz
annual production
(2013: 4.1Moz)

$5.22bn
annual gold income
(2013: $5.50bn)

$14.8m
community investment
(2013: $22.5m)

CEO MESSAGE

The business strategy we adopted in 2013 and implemented during 2014 seeks to maximise sustainable free cash flow and returns from a high-quality, diversified portfolio, whilst maintaining the fundamentals of the business. One of the most critical building blocks of this strategy is establishing our value proposition with stakeholders through a focus on people, safety and sustainability.

Our 2014 online Sustainable Development Report seeks to explain how we achieve this.

Firstly, it describes who we are. We are a values-driven company which puts safety first and respects humanity and our planet, operating in a diverse range of countries and contexts. This gives us a critical advantage, being able to harness the diversity in our workforce to enrich our internal and external dialogue on social and sustainability issues, whilst bringing employees together through a common set of values.

Increasingly we are seeking to apply our ethical principles outside the business, including in our value chain. We do this both with suppliers, specifically through the supplier code of conduct piloted in 2014, and in our product value chain, through adherence to industry-developed standards on responsible gold.

Secondly, this report describes our strategic approach to sustainability. We believe that we need to earn and develop our social licence to operate by a responsible approach to mining which includes working with all stakeholders towards outcomes which benefit the business and those whom it affects. Pursuing this strategy helps us to establish a clear value proposition with stakeholders and sets us apart from many of our peers.

Increasingly, we see that investors and other stakeholders no longer perceive sustainability as a 'soft' issue. It's clear that a growing number of investors recognise that a sound sustainability strategy is fundamental to the long-term success of the business. This has become a bigger part of the dialogue with AngloGold Ashanti's owners and potential shareholders, especially with those with a long-term investment horizon.

Governments, too, are understandably focused on ensuring legacy and sustainability issues are properly identified and provided for, with a credible plan to deal with them over the life of an asset.

Thirdly, this report describes our performance and the many ways in which we have put our guiding principles on sustainability into practice.

Take the case of safety, where risk management principles are being applied through a rigorous focus on major hazard management. I am pleased to report that during 2014 we recorded the lowest number of fatalities in the history of the group and the lowest annual fatal injury frequency rate on record, down 20% on the previous year. We fully recognise that one life lost is one too many and will continue to work to achieve zero harm.

While safety performance improvements have been made globally, I would like to highlight in particular progress made at operations in our Continental Africa and Australia regions, which operated without fatal incidents during 2014. For example, the Iduapriem Mine in Ghana, the winner of our global safety award, recorded no lost time injuries during the past two calendar years and in 2014 reduced its all injury frequency rate by more than 45% over the previous year. Iduapriem was one of six operations globally to end the year without lost time injuries.

Such improvements demonstrate that we can and should continue to strive for our goal of operating without injury or illness.



Srinivasan Venkatakrishnan (Venkat)
Chief Executive Officer

See page 31 for more information on our newly-introduced code of conduct for suppliers.

Our guiding principles on sustainability:

- Apply risk management principles;
- Engage positively with internal and external stakeholders;
- Co-design solutions for mutual value; and
- Embrace innovation in designing solutions for the future.

For additional details of our approach to safety, and data on our performance, see the safety and health section, pages 13 to 17.

CEO MESSAGE continued

Total economic value generated

$5.4bn

Distributed as:
- Operating costs — 46%
- Employee salaries, wages and other benefits — 30%
- Economic value retained — 16%
- Payments to providers of capital — 5%
- Corporate taxation — 3%

A full value-added statement is contained in the online sustainability report at www.aga-reports.com/14/sdr/about-aga/corporate-profile



An accompanying podcast from the CEO is available on www.aga-reports.com/14/sdr/#messages

" Businesses fail or succeed on the back of social licences to operate. So having our sustainability right is crucial. "

Another area where we are putting our guiding principles into practice is on engagement, and specifically our approach to engagement with employees. In South Africa, I chaired mass meetings with employees at each of our operations towards the end of 2014 along with our Chief Operating Officer for South Africa, an exercise that covered most of the 26,056 people who work for the company in South Africa. In addition, I spoke individually to many colleagues. These engagements were undertaken partly in response to a call from our workforce to receive more frequent and direct dialogue with the company's management and a strong desire on our part to communicate directly with our employees on a range of matters. As this is the first time we had held such meetings as a company, there was no model to draw on. But we made it clear to the groups that no topic was out of bounds, and that we would not close the sessions until everyone who wanted to ask questions had done so. The ground covered included the all-important topic of safety as well as employee indebtedness, bonus and pay structures, and, among others, the challenges faced by our industry and how we can work together to ensure its long-term sustainability. In each case we listened to the areas of concern and suggestions for improvement, while also highlighting the good work under way by the South Africa region management team to address key issues. I came away from these engagements humbled, and impressed by the level of commitment to the company from our employees. We will continue this conversation in the months and years ahead.

We need to strive continually to ensure that our words are backed by actions. One of the ways in which we have responded to the difficult financial situation faced by employees is to provide support for employees who have become indebted, particularly in South Africa.

We continue to engage with governments globally on issues affecting the mining industry. In these engagements we reinforce the need for a clear and stable regulatory and legislative horizon for the industry. It is regulatory certainty which will allow mining companies to optimise the benefits which can flow from natural resource extraction, as this can only be done by creating an attractive environment for companies to make significant capital investments for the long term. Like all mining companies, we will invest in those jurisdictions which offer the best return on a risk-weighted basis. Less risky regions are inherently more attractive for investment.

In 2014, we have made extensive progress towards embedding our sustainability strategy in the business, engaging the organisation's leadership positively to achieve this and in improving many aspects of sustainability performance. We continue to work towards addressing areas where our social licence may come under pressure and to establishing clearer measures and targets for all aspects of sustainability performance.

Looking forward to 2015 and beyond, we will continue with the work achieved in 2014. Areas where we will focus particular attention are building our organisational capability with a continued focus on localisation; further improvement of our stakeholder engagement processes; increasing, and greater demonstration of, the value of our sustainability strategy's contribution to the business; and continuing to demonstrate how we have a positive impact on society, where we are able to achieve this.

In our efforts, we continue to be informed and guided by standards set globally in organisations such as the International Council on Metals and Mining (ICMM), UN Global Compact (UNGC) and Extractive Industries Transparency Initiative (EITI). We support the efforts of these and many other organisations to develop a responsible business sector which benefits society as a whole over the long term.

Srinivasan Venkatakrishnan
Chief Executive Officer
19 March 2015

ETHICS AS THE EMBODIMENT OF OUR VALUES

Our ethics, as codified in AngloGold Ashanti's Code of Business Principles and Ethics, provide the guidelines for employees to align their conduct and business practices with our values. The most obvious example of these guidelines is our policies, including policies relating to anti-bribery and anti-corruption and conflicts of interest.

Alongside these policies are a number of procedures and guidelines that guide our day-to-day conduct. However, it is not enough to simply publish policies, we need to embed our ethics in every business decision we take. To support the principles they uphold becoming our conduct, we need to build the capacity of employees to understand the policies so they can deliver against our values. Capacity building requires clear and consistent communication using various platforms throughout our global organisation to reach every employee – whether they work at a desk, or at the mine face. With capacity building comes reporting – employees must have the ability to report contraventions of the policies, both through discussion or via anonymous whistleblowing mechanisms. There must also be strong and reliable disciplinary measures in place to hold individuals to account, regardless of their seniority.

A ROBUST APPROACH TO ANTI-CORRUPTION

Accountability means delivering on our commitments and being responsible for our actions. Our company is subject to anti-corruption legislation in every jurisdiction in which we operate. Risk of corruption arises in areas of the world where the perception of corruption is high, particularly where governmental structures at a national or local level are insufficiently robust and where there is a limited pool of potential suppliers. The high value of our product, gold, also increases the risk. Corruption may impose additional costs on the business in the supply of goods and services and in extreme cases may result in employees being exposed to health or safety risks.

A number of policies and initiatives exist to ensure that our values and approach to anti-corruption are put into practice, and that risks associated with non-compliance are managed effectively. These include conflict of interest registries, gift registries, due diligence processes for agents and key suppliers, as well as the requirement to document interactions with government. Anti-corruption measures have been put in place globally, as we do not believe that only developing regions might be at risk.

One important aspect of our governance framework is the Serious Concerns Committee (SCC). This is an internal oversight governance committee established in 2013 with the mandate from the Board to review allegations and investigations of unethical behaviour concerning senior-level employees across the group. The committee comprises senior management from Human Resources, Legal, Finance, Group Compliance and Group Internal Audit. The principle underlying the formation of the SCC is that all individuals are accountable for violations of the Code of Business Principles and Ethics, or any other related policy violations, regardless of seniority or position.

Anti-bribery and anti-corruption training is undertaken at all levels and in all operating jurisdictions through a combination of video, online and face-to-face training. In some instances, training programmes have been extended to third parties, to assist in creating an environment where corruption is not tolerated. In Tanzania, for example, anti-bribery and anti-corruption training is undertaken together with government officials, the national prosecuting authority, employees and, where relevant, community members. Due diligence of suppliers and intermediaries is also undertaken to ensure the organisation has insight into its business partners. Procurement processes require declarations of government interest in suppliers and combined assurance processes aim to bring to light instances of non-compliance. We also operate an anonymous tip-off line and website, where either employees or third parties can report incidences of corrupt or unethical practice. In 2015, the organisation plans to continue to deliver targeted training and develop the capacity of sites.

PERFORMANCE SNAPSHOT

123
tip-offs registered in 2014, of which

8
related to allegations of corruption

Challenges

In 2014, AngloGold Ashanti conducted an Employee Engagement Survey. From the results we understood that, while employees identified with our values, they also raised concerns as to whether the Code of Business Principles and Ethics was consistently being applied and complied with, and whether individuals were being held to account. On the basis of this feedback, AngloGold Ashanti has undertaken several initiatives with the objective of closing any real or perceived gaps between our values and our ethics. Training materials are being developed that will work towards modifying employee behaviours that are counter to our values. A revision of the Code of Business Principles and Ethics is underway to make it easier to understand and to align key ethical policies to our values more directly. Simultaneously, we are working to communicate whistleblowing outcomes to employees to ensure they understand that each incident is investigated.

OUR STRATEGY

We deliberately communicate sustainable development as the foundation of our business strategy as we believe that our ability to maintain our social licence and achieve sustainable outcomes is dependent on our interactions with people, the planet and the economy.

A focus on people, safety and sustainable development is the foundation of our company strategy, and supports our core business goal of achieving sustainable cash flow improvements and returns.

The ability of the business to secure and maintain its social licence is central to achieving sustainable returns. We earn and develop our social licence by a responsible approach to mining which includes working with all stakeholders in pursuit of harmonious co-existence and mutual benefit, within the complex socio-economic and political landscapes in which we operate.



All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.
Optimise overhead, costs and capital expenditure
We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
Improve portfolio quality
Our core STRATEGIC FOCUS AREAS
Supporting our strategy for sustainable cash flow improvements and returns.
We must ensure our balance sheet always remains able to meet our core funding needs.
Ensure financial flexibility
Maintain long-term optionality
While we are focused on ensuring the most efficient day-to-day operation of our business we must keep an eye on creating a competitive pipeline of long-term opportunities.
Focus on people, safety and sustainability
People are the foundation of our business.
Our business must operate according to our values
if it is to remain sustainable in the long term.

SUSTAINABLE DEVELOPMENT STRATEGY

Our business competitiveness and our social licence to operate increasingly depend on our ability to navigate and seek to meet broader and deeper stakeholder expectations.

Our group sustainable development strategy seeks to identify the actions required to contribute to AngloGold Ashanti's business competitiveness and to enhance our social licence to operate.

Our strategy aims to establish our value proposition clearly among stakeholders by managing sustainable development according to a set of common guiding principles which are relevant across all countries and all disciplines. Our guiding principles inform our strategic focus areas and our priorities in terms of sustainable development.

The table below shows these guiding principles, together with examples of how we have put them into practice.

We rely on working with key stakeholders to co-design initiatives which are beneficial for all parties and are aligned with local and national development objectives

Our strategic guiding principles	EXAMPLES OF OUR GUIDING PRINCIPLES IN PRACTICE
1. Apply risk management principles	Our approach to safety, in which detailed work has been undertaken to understand the risk pathways, which give rise to safety incidents as well as to prevent their occurrence.
2. Engage positively with internal and external stakeholders	In many regions, we have developed structures for engagement with local communities which have been successful as vehicles for co-developing projects. In a complex labour relations environment in South Africa, we have identified opportunities to engage with organised labour to develop a shared understanding of the economics of our industry, the gold market and the business environment in which we operate. In August 2014, together with other South African gold producers, we launched an online communications platform, www.thisisgold.co.za, to provide insight into the gold industry, its processes and its contribution. In partnership with organised labour in South Africa, we have also created an awareness programme on employee indebtedness – 'Masidibanise Izandla' (Let us hold hands together) to supplement existing financial literacy programmes for employees. We continue to engage with government at a local and national level, in support of the business case for the regulatory and legislative stability which is essential for mining sector development.
3. Co-design solutions for mutual value	Collaborative work with public health sector partners has underpinned the success of the group's integrated malaria control programme in Ghana. The programme continues to show excellent results, maintaining the low malaria incidence at our operations in Ghana.
4. Embrace innovation in designing solutions for the future	At the Cuiabá Mine in Brazil, surface water treatment facilities have been relocated underground to increase the recycling of water and reduce pumping costs and energy usage. Technological innovation extends to implementing new mining methods in South Africa to create the potential to extract otherwise sterilised gold reserves from support pillars and enable mining beyond current depths of about 4,000m.

SUSTAINABLE DEVELOPMENT STRATEGY continued



An accompanying podcast from the Chairperson of the Social, Ethics and Sustainability Committee is available on www.aga-reports.com/14/sdr/#messages/chairperson

" Sustainability is no longer merely a fashionable word in business. On the contrary, it is a strategic, competitive and essential core ingredient of success in all industries and the mining industry in particular. Our challenge throughout AngloGold Ashanti and the Social, Ethics and Sustainability Committee is to be an effective custodian of our values, our people, our corporate citizenship, our ethical behaviour, stakeholder management and the maintenance of our social, political, commercial and environmental licence."

▲ *The full text of the letter from the Chairperson of the Social, Ethics and Sustainability Committee is available on www.aga-reports.com/14/sdr/messages/sesc-letter*

SUPPORTING
the business case for investment

PROGRESS IN IMPLEMENTING THE GROUP'S SUSTAINABLE DEVELOPMENT STRATEGY IN 2014

Significant progress was made during 2014 in further defining and articulating our strategy, identifying the issues which are material to business performance, and securing leadership commitment and resources.

Pilot work was also undertaken during 2014 on the application of the International Finance Corporation's Financial Valuation Tool (FV Tool) in AngloGold Ashanti. The purpose of the tool is to support the business case for sustainable development investment by making the value derived from such projects explicit. Sustainable development initiatives at the Geita Gold Mine in Tanzania were analysed using the tool during 2014. The initial results are promising and the roll out of this approach will be investigated further during 2015.

SUSTAINABLE DEVELOPMENT STRATEGY continued

STRATEGY IMPLEMENTATION PROGRESS IN 2014

Strategy implementation parameter	Success criteria	Progress summary	PROGRESS IN 2014
Defining and articulating our strategy	• A defined vision aligned to the group's strategic direction	✔ →	• Our sustainable development vision is aligned to company strategy.
	• A clear and defined business case and value proposition for sustainability	− →	• Significant progress has been made in promoting understanding internally in relation to the business case for sustainable development
	• The identification of relevant business measures which will translate our vision into value for the business and its stakeholders	− →	• Work still needs to be undertaken in 2015 to improve the measures we are using to analyse value and improve performance
Identifying the sustainable development issues which are material to business performance	• Key issues identified and understood • Coordinated responses demonstrate that issues are being addressed	− →	• We have identified the sustainable development issues which are material to business performance, but work remains to address them consistently across the business
Securing leadership commitment and resources	• Board and leadership commitment secured	✔ →	• The Board and leadership is strongly committed to the strategy
	• Adequate resources in place to deliver on strategy	− →	• As in other disciplines, staff numbers in the sustainability area have been reduced. However we remain confident that we have the right skills and personnel in place to deliver on our strategy
Stakeholder engagement internally and externally to meet objectives	• Plans shared with internal and external stakeholders • Commitments met • Collaboration and co-design underpins our approach	− →	• Additional internal and external engagement is required and processes for achieving collaboration and co-design need to be strengthened

✔ Achieved   − In progress

SUSTAINABLE DEVELOPMENT VISION is aligned to the company strategy

"Our approach seeks to select issues that are material to our business, and takes into consideration the guidance in respect of materiality provided by the GRI G4 guidelines."

GAINING
insight from stakeholders

SELECTING OUR REPORT CONTENT

Selecting the issues to be included in our reporting is a challenge in a company of the size and geographical diversity of AngloGold Ashanti. Our approach seeks to select issues that are material to our business, taking into consideration the guidance in respect of materiality provided by the International Integrated Reporting Council and the Global Reporting Initiative (GRI) G4 guidelines. The materiality process involved gathering data from stakeholder engagements which have taken place across the organisation to identify the issues of greatest concern. We also undertook surveys within the company and with external stakeholders to gain insight into their views of our reporting.

For a comprehensive description of our materiality process, please visit our online reporting website. www.aga-reports.com/14/sdr/reporting/content-selection

Inputs used to determine topics considered for reporting



MATERIALITY

Topics relevant to our business content
Historically identified topics
Issues raised by stakeholders
Issues identified through discussion

Sector/market reports and media
Benchmarking
Peer reviews
Discipline heads and others
Social, Ethics and Sustainability Committee
Operational-level employees
Group-level employees
External voices
Previous reports and material issues
Strategic and operational risks
Board reporting



MATERIAL ISSUES

UNDERSTANDING OUR CHALLENGES AND REFLECTING ON WHAT WE AIM TO ACHIEVE

OUR MATERIAL ISSUES

P12-37

The material issues reported represent a balanced and comprehensive view of the critical areas of concern for the business and for stakeholders.

SAFETY AND HEALTH

❝ Efforts to improve safety performance in 2014 were directed at deepening our understanding of how risks materialise at our operations.❞



SAFETY
is our first value

In living this value, we are responsible for seeking out new and innovative ways to ensure our workplaces are free of occupational injury and illness.

We seek to create value for our operations and communities by helping to address the health and safety risks faced by our employees as well as the communities close to our operations. As with all our sustainable development work, we seek wherever possible to do this in collaboration with local and national government and in support of their priorities.

IMPROVING SAFETY PERFORMANCE

Efforts to improve safety performance in 2014 were directed at deepening our understanding of how risks materialise at our operations and identifying sequences of events which result in safety incidents. This has deepened our understanding of the controls required to manage major hazards more effectively and helped us put these controls in place at all our operations. Whilst work to improve safety performance remains a priority globally, an intense effort was made during 2014 to address known risks and hazards at our South African operations, which operate ultra-deep level mines. Data on safety incidents shows that we have consistently experienced a higher frequency of incidents in South Africa, with the greatest safety risk areas being fall of ground incidents and vertical and horizontal transport.

While we have been successful in reducing minor incidents in the past, our historical safety performance showed us that there was no correlation between the rates of occurrence of major incidents and minor incidents. This indicates that a single approach to safety management would be insufficient to address both categories of accidents. To understand better how and why such incidents occur, bow-tie risk analysis methodology (BTA) was adopted. BTA is a simple and effective tool for communicating risk assessment results to employees at all levels.

13

SAFETY AND HEALTH continued

Using bow-tie analysis to improve safety performance



Understand the hazard

THREATS

Control measures

Controlling the threats which could release the hazard

UNWANTED EVENT

Recovery measures

Recovering from and/or minimising the effects of the hazard

EFFECTS

STEPS
to conduct a bow tie analysis:

1 Identify the unwanted event to be analysed

2 Identify the hazards which contribute to the unwanted event

3 Identify the potential threats, controls, consequences and recovery measures

SAFE OPERATING PROCEDURES
Safe operating procedures including the implementation of appropriate controls

Measurement of compliance with critical controls – a leading safety indicator which enables preventative action to be taken



The risk work undertaken in South Africa was recognised during the year by the Institute of Risk Management South Africa (IRMSA) who presented AngloGold Ashanti with the industry initiative award in the category Energy, Utilities and Mining.

Bow-tie analysis

This highly visual approach shows the links between the potential causes, preventative and mitigating controls and consequences of a major accident. Once complete, a BTA risk model reveals vulnerabilities and highlights the importance of having multiple layers of controls, including higher order controls such as engineered controls, and of routinely monitoring control effectiveness.

AngloGold Ashanti operations globally monitor, on aggregate, over 100,000 critical controls monthly. Some of these are administrative or procedural in nature whereas others require engineering measures to be taken, such as placing nets and bolts in working areas or replacing manual techniques with mechanised underground development. For each critical control, we identify the individual responsible for verifying control effectiveness, the means used for verification of the control and the required frequency of compliance checks. Data from critical control monitoring is then used as a leading indicator to address emerging risks before incidents occur.

By monitoring control effectiveness, we can focus on underlying issues and take proactive measures to prevent major incidents from developing. We worked aggressively on adopting this new methodology at AngloGold Ashanti during 2014. While we understand much work remains to implement this approach fully in South Africa and other regions, the preliminary results are encouraging.

SAFETY AND HEALTH continued

2015 AND BEYOND

The work which we are undertaking on safety is long term in nature and is expected to continue during 2015 and beyond. In particular, we expect to continue our focus on major hazard management – identifying and monitoring critical controls, instituting measures to reduce control deviation, and continuing to build organisational safety capability and capacity.

PERFORMANCE SNAPSHOT

Two fatality-free quarters back-to-back for the first time in the company's history.

In memoriam:

- Lwazi Bovungana, who died when struck by falling material on 2 March 2014 at Mponeng Mine in South Africa.
- Luiz Alberto Santos Cerqueira and Thiago Luiz de Oliveira, who died in a shaft-related incident at Cuiabá Mine in Brazil on 20 March 2014.
- Mncedi Ponti, who died following a fall of ground incident on 31 October 2014 at Kopanang Mine in South Africa.
- Mafikizolo Sikhumbuzo Ngwenya and Thembinkosi Dubazane, who died following fall of ground incidents on 7 November 2014 and 25 November 2014 respectively at Mponeng Mine in South Africa.

6

Fatal incidents. Four in South Africa and two in Brazil.
(2013: 8)

All injury frequency rate (AIFR)
(per million hours worked)



South Africa	11.85
Continental Africa	1.56
Australasia	10.73
Americas	3.81
Greenfields exploration	3.57

Group AIFR
(per million hours worked)



10	11.50
11	9.76
12	7.83*
13	7.48*
14	7.36
	7.15** ↑

* An adjustment has been made to AIFR data for 2012 and 2013. The change was due to injury reclassifications and/or progression of injury severity.

Fatal injury frequency rate
(per million hours worked)



10	0.10
11	0.09
12	0.10
13	0.05
14	0.04

AIFR Group average

7.15**

** Excludes the impact of the 5.3 magnitude earthquake which occurred in South Africa during August 2014.

BUILDING WORKPLACES FREE OF OCCUPATIONAL ILLNESS

In the course of operating, employees are exposed to various health risks. We actively manage these risks in line with our commitment to make workplaces free of occupational illness. The approach to addressing occupational health risk issues differs from the management of safety issues as the impact of exposure to occupational health hazards is cumulative and cannot easily be measured over the short term. In the case of silicosis, lead times to diagnosis are becoming longer due to operational interventions. The average exposure times to diagnosis has increased to approximately 21 years currently from 15 years in the mid-1990s.

The most significant occupational health risks at our operations are noise-induced hearing loss (NIHL) and occupational lung disease (OLD). NIHL is a risk at all operations where noisy equipment is used; however prevalence is highest at our African operations due to the type of equipment used in underground mining in confined spaces. NIHL is prevented by the silencing of equipment and by hearing protection worn by employees, as well as through administrative controls such as limiting the amount of time employees spend exposed to noise. We are continuing the roll-out of personalised hearing protection which offers greater protection and comfort. Further engagement with the suppliers of equipment has also been undertaken with the aim of reducing equipment noise further.

SAFETY AND HEALTH continued

The main forms of OLD are silicosis and pulmonary tuberculosis (TB). OLD is managed by reducing the level of exposure of employees to silica-bearing dust. This is achieved through a combination of administrative and engineering controls, including improvements to personal protective equipment, the continuing implementation of multi-stage filtration systems at ore transfer points, and footwall treatment. While silicosis is a potential risk at underground operations, it has been eliminated at our operations in Brazil as a result of reducing the cumulative exposure to dust through mechanisation, improved ventilation, dust suppression, personal preventative measures and statutory limitations on the length of service in high-risk occupations. Drawing on this experience, we continue to work intensively to contain silicosis at underground operations in South Africa and in Ghana. Litigation against AngloGold Ashanti is underway in South Africa on the issue of silicosis – an update is available in our most recent annual report form 20F as filed with United States Securities and Exchange Commission.

The majority of occupational TB cases among employees occur in South Africa. The causes of the disease are complex and one of the major challenges we face is the fact that the combination of HIV infection and silica dust exposure has a multiplicative effect on the likelihood of developing tuberculosis. Initiatives have been both multi-faceted and integrated to address the wide range of underlying contributing factors. Prevention measures focus on comprehensive and integrated healthcare programmes including effective screening, diagnosis and treatment with X-ray surveillance, HIV/AIDS management, dust suppression programmes, housing and accommodation strategies focusing on private rooms, reduced dependency on migrant labour and increased collaboration with the governmental health care departments.

HIV Counselling and Testing (HCT) continues, although after ten years of such programmes, many employees know their status and we are seeing a reduction in the rate of employees volunteering for testing. Some 16,000 HIV tests were conducted in South Africa in 2014, and assuming single annual testing, this represents 61.4% of the workforce. However, the uptake of HIV wellness clinic services and anti-retroviral therapy (ART) in South Africa has increased steadily over the same period, with 4,648 employees attending clinics.

Diesel particulate exposure was recently identified as a potential health risk. Efforts to understand and mitigate this potential impact are underway.

PERFORMANCE SNAPSHOT

NIHL

182
Cases reported across the group in 2014

30 ⬇
Cases reported in South Africa:
(2013: 38 cases)

152 ⬆
Continental African region:
(2013: 104 cases)

Ghana: 140 cases*

Tanzania: 10 cases

Mali: 2 cases

*   The large number of cases in Ghana was driven by the large-scale employee exit processes at Obuasi which took place during the second half of 2014

210
New compensable silicosis cases, of which 201 cases occurred in South Africa and nine in Ghana* (2013: 293 in group)

*   These cases result from exposure in previous years, bearing in mind the long lead time in diagnosis (currently an average of 21 years).

1.57%
Incidence of occupational TB at South African operations (1.49% in 2013).

HIV tests conducted in South Africa during 2014 – 61.4% of workforce

16,000

4,648
employees attending clinics

3,317
receiving anti-retroviral therapy



PERFORMANCE
SNAPSHOT

Number of malaria cases among employees and contractors
(Ghana)



10	3,219
11	1,087
12	856
13	1,046
14	659

(Tanzania)



10	245
11	141
12	138
13	230
14	149

(Guinea)



10	790
11	767
12	948
13	805
14	952

(Mali)



10	269
11	383
12	703
13	377
14	174

" *The malaria programme undertaken at Ghana has resulted in a reduction of 80% in malaria incidence over the past five years.* "

IMPROVING THE HEALTH OF COMMUNITIES

Public health risks are present in various regions where we operate. The management of public health risks is more effectively undertaken by engaging with communities to find solutions which mitigate the level of risk. One of the most significant community health risks is malaria, which occurs in areas surrounding several of our operations in the Continental Africa region, particularly in Ghana, Guinea, Mali, and Tanzania. Management of this health risk is through malaria programmes which go beyond our mining sites, aiming to provide positive benefits for both employees and communities by reducing the incidence of malaria. Integrated control programmes are undertaken in partnership with communities, local government and health authorities and include indoor residual spraying (IRS), effective disease management and community education. Our multi-stakeholder model in Ghana has been so successful that the programme was extended to Geita Gold Mine in Tanzania.

During 2014, Geita Gold Mine continued to experience reductions in malaria cases and absenteeism due to malaria, demonstrating the benefits of a malaria control programme which has been maintained over the last seven years. The mine led an initiative to establish a public private partnership which includes representation from the mine and the Geita District Council Health Management Team as well as from Plan-International, an international development organisation, and the Research Triangle Institute, a US-funded non-governmental organisation. The programme reaches a community of approximately 100,000 as well as the majority of employees at the operation and their families, targeting approximately 20,000 household structures in 19 villages with IRS, awareness programmes and the early detection and treatment of malaria cases.

The malaria programme undertaken at Geita has resulted in a 90% reduction in malaria incidence over the past seven years. The incidence of malaria on the mine is now less than five cases per 100 employees and contractors in a year (an incidence of less than 5%). Prior to implementation of the programme in 2007 almost all employees would experience at least one or two episodes of malaria each year. The target is to further reduce malaria incidence, to a level of one case per 100 employees or contractors per year.

A further health risk which emerged during 2014 was Ebola, following the outbreak of the disease in West Africa. Successful measures were put in place to ensure the company was prepared to deal with the potential impact of the outbreak at operations.

ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT

Effective engagement is a pre-requisite to our strategy of forming mutually-beneficial relationships with stakeholders.

Relationships with communities, government and employees, both individually and through affiliations such as organised labour, community-based organisations (CBOs) and non-governmental organisations (NGOs) are some of the most critical in relation to sustainable development issues.

COMMUNITY ENGAGEMENT

Our approach to partnership with local communities on projects of mutual benefit requires that our dialogue with stakeholders is authentic and responsive, starting with an open mind that seeks to understand the values, needs and aspirations of local communities.

Efforts to improve community engagement processes are currently focused in three areas. Firstly, we are working to improve the quality of the information available on community stakeholders through detailed stakeholder mapping. Secondly, to ensure we are responsive to stakeholder concerns, we are implementing a community information management system enabling key data on commitments, complaints and grievances, resettlement processes and socio-economic assessments to be gathered, stored, tracked and monitored. Thirdly, we continue to work on improving measures for evaluating the effectiveness of the community engagement processes and their compliance to our internal guidelines. To pursue effective engagement with communities we frequently need to build our own capacity and that of the communities, local and national authorities. We allocate financial and human resources to working with communities to ensure that they are empowered with information, consulted on operational issues that may affect them and can effectively provide input on their concerns and expectations in relation to mining sector development.

PERFORMANCE SNAPSHOT

16

Community incidents recorded in 2014.

We are in the process of improving our community incident identification and reporting process to ensure that all community incidents are appropriately reported and addressed.

" To pursue effective engagement with communities we frequently need to build our own capacity and that of communities, local and national authorities. "



WE SEEK
to understand the values, needs and aspirations of local communities

ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT continued

PERFORMANCE SNAPSHOT

ZERO

days lost due to major labour relations disputes

" *Engagement with employees is critical to ensure that strategic focus is maintained.* "

ENGAGEMENT WITH EMPLOYEES

AngloGold Ashanti employs 58,057 people across 20 operations and at exploration projects globally. Engagement with employees is critical in maintaining our strategic focus and motivating employees to give their best. Employee engagement reduces employee turnover and has a positive impact on shareholder returns.

In late 2014, a global survey was conducted with the aim of gauging the level of employee commitment to the business. The survey highlighted some strengths in terms of the way we work. It showed, for example, that employees across the business believe that the organisation is values driven, with almost 90% of respondents indicating that they understand and support the group's values. The work which has been undertaken across the group on safety has also been widely embraced, with employees highly engaged on issues of safety. Areas that require attention are ethics, managerial effectiveness, and senior leadership practices. Employees indicated they would like to see greater consistency between what is said and what is done.

Feedback on the survey results was shared with employees as promised at the outset of the initiative. Actions are already underway in response to the survey and are expected to continue in 2015. Employees highlighted the need for greater visibility of leadership and internal communication and engagement plans are being developed to address this.

At the end of the year, the CEO led a series of mass meetings in South Africa, discussing issues such as safety, production and the overall company direction with employees. Feedback from the meetings is used to inform employee engagement efforts in South Africa and in other regions. In South Africa, a digital employee engagement platform was launched where employees are encouraged to share work-related issues with management, named "your voice matters".



ENGAGEMENT WITH GOVERNMENT

AngloGold Ashanti engages with governments on an ongoing basis. One of the issues we emphasise is the need for regulatory certainty to create an environment conducive for mining sector investment and development. A key concern of governments is the need to ensure that the nett benefits of mining flow through to the government at a national level, and to communities at a local level. Potential benefits of mining include employment, skills development, local procurement and infrastructure and service development.

Substantial direct payments are made to governments including taxes and royalties. In 2014, payments made in the form of taxes and royalties totalled $778 million. We strive to be transparent in our payments to government, in support of the objectives of the Extractive Industry Transparency Initiative (EITI) and in line with our values. In October 2014, a revised policy relating to political party donations was adopted. The policy seeks to verify that the donations process is supported by a strong business case, and donations are fully disclosed and explained. All donations are governed by AngloGold Ashanti's values and compliance policies, including the Policy on Anti-Bribery and Corruption, which can be referenced on www.anglogoldashanti.com

ENGAGING WITH STAKEHOLDERS FOR MUTUAL BENEFIT continued

ENGAGEMENT WITH ORGANISED LABOUR

Across all jurisdictions where organised labour structures are in place, we engage positively with the relevant union structures to seek mutually-beneficial outcomes to the issues raised by employee representatives. We comply with local legal and regulatory frameworks as well as with international codes, including the labour standards of the International Labour Organisation (ILO).

Continental Africa Region

Overall, the labour relations climate has remained comparatively positive and stable across the region throughout the period. In Ghana separate wage negotiations were conducted at each operation. At Iduapriem, negotiations were protracted and took several months to finalise due to the complexity involved in dealing with the two unions representing different employee categories. However, a mutually beneficial settlement agreement was reached without loss of production. The current three-year collective bargaining agreement will expire in October 2015, with discussions commencing in the first half of 2015. The labour relations climate at the Obuasi Mine during 2014 has remained peaceful throughout the transition period to limited operations, through the workforce retrenchment process. The relationship with Ghana Mineworkers Union (GMWU) has been mature and constructive, and the GMWU has supported management throughout the process of transition of the mine.

At the Siguiri Mine in Guinea, the annual 2014 wage negotiations were concluded amicably with the majority trade union and a stable labour relations atmosphere was maintained during the year. In Mali, annual wage negotiations for both Yatela and Sadiola mines were successfully concluded for 2014 and 2015.

At the Geita Gold Mine in Tanzania, maiden annual wage negotiations with the Tanzanian Mines Energy Construction and Allied Workers Union (TAMICO) were concluded. TAMICO entered into a full recognition agreement following the union's achievement of the majority status required for the purpose of collective bargaining.

South Africa

During 2014, we continued to work with organised labour representatives to incorporate them in dialogue on business issues. In particular, we engaged with representatives from organised labour on the economics of our industry, the gold market and the legal and statutory framework regulating industrial relations in South Africa. We identified and secured agreement from a core leadership team across all unions to undertake an entry-level management programme at a South African university during 2015. The objective of this initiative is to change the nature of the discourse with organised labour and to foster relationships where we can identify joint business and labour aspirations and chart a pathway to achieving them. During 2015, we plan to embark on wage negotiations to renew our current two-year wage agreement, expiring in July 2015. For further information on the risks and pressures associated with these negotiations, please refer to our online report.

Percentage of employees covered by collective bargaining



* Excludes corporate office employees

LOCAL SOCIO-ECONOMIC DEVELOPMENT

Mining activity has the potential to contribute to local socio-economic development.

Socio-economic development benefits arising from mining operations include local procurement and employment generation, and investment in the development of skills, infrastructure and services in local communities. Underpinning this aspect of our work is a strong focus on engagement.

COMMUNITY INVESTMENT

We believe that community investment projects are most likely to succeed when they are undertaken in partnership with stakeholders. Projects need to take into account the potential impact of our activities on the community and balance these with national development objectives.

Currently the most significant challenge is to promote adequate and effective engagement with communities. The lack of capacity within communities or local municipalities to take ownership of the public infrastructure and services supplied through community investment can pose a challenge to the sustainability of projects. Where communities are empowered and projects are carried out with significant participation from the community, outcomes are more likely to be successful and sustained.

Total group expenditure on community investment by the business was $14.8 million in 2014. This investment was undertaken on the basis of the community investment strategies at each of our operations. A focus point for 2015 is expected to build our understanding of the processes required for more effective and direct engagement with communities, enabling communities themselves to determine their priorities and communicate their concerns. This, coupled with an assessment of the impact of our development interventions, is expected to lead to greater understanding of the real value created for communities through our presence. For an illustrative example, please refer to the Brazil Public Call for Projects under 'Our stories' on www.anglogoldashanti.com.

MEETING MINING CHARTER COMMITMENTS IN SOUTH AFRICA

In South Africa, the company continued to make substantial progress towards meeting all targets set out in the Mining Charter and as outlined in its 2010 – 2014 Social and Labour Plans (SLPs) and approved by the Department of Mineral Resources (DMR) in 2012.

Despite the delay in the approval of the SLPs by the DMR, the company met all its Mining Charter targets and SLP commitments, with the exception of a few Local Economic Development (LED) projects, where the company and the host and Labour Sending Areas Municipalities agreed in 2013 to either change their scope or replace. To this end, applications to amend the SLPs were submitted to the DMR as required by the Mineral Petroleum Resources Development Act Regulations and the necessary approvals received from the DMR in the fourth quarter of 2014. The majority of the amended projects are due for delivery in 2015 or, in the case of high impact projects such as the Enterprise Development Centers (EDCs) and agricultural projects, in 2017.

In November 2014, AngloGold Ashanti and the National Treasury's Jobs Fund reached agreement to co-fund EDCs, on a rand to rand basis, to be established in our host municipalities of Merafong and Matlosana ($1.39 million each) as well as in our Labour Sending Area in the OR Tambo District Municipality ($1.66 million each). With respect to the AngloGold Ashanti OR Tambo EDC funding, the company will contribute $0.92 million while the other $0.74 million will come from the 1987 NUM Strike Fund as agreed with the NUM. Total investment from AngloGold Ashanti, the NUM Strike Fund and the Jobs Fund would therefore be approximately $8.86 million over a three-year period, from 2015 to 2017. The objective of the EDCs is to incubate emerging enterprises, thereby increasing their potential to create sustainable employment opportunities over the next three years to 2017. Agricultural projects in Merafong and Matlosana (to a total value of $1.66 million) are underway and due for completion in 2017. These are aimed at creating employment opportunities for local communities and additional income for the NGOs concerned.

Community Development Human Resources programmes including bursaries, learnerships, internships and portable skills were implemented in 2014 with positive feedback from communities and government.

LOCAL SOCIO-ECONOMIC DEVELOPMENT continued

INCREASING LOCAL PROCUREMENT

In all regions where we operate, the imperative exists to stimulate the national and local economy through procurement. In some operating jurisdictions legislation requires procurement to be allocated to certain categories of spend, such as capital goods, consumables and services, with government set targets. In other jurisdictions, targets are not specifically set by the regulator, however the requirement exists for mining companies to submit a local procurement plan with targets relating to the usage of locally owned and controlled suppliers, employment and development of local skills through procurement contracts. In all cases, we seek to meet or where possible exceed the legislative requirements in the country of operation. In mining, procurement spend can be concentrated in a small number of global suppliers, as the products and services required tend to be specialised and capital intensive. Mining contracting requires capital investment in large-scale mining equipment, significant levels of technical expertise and skilled employees. Having analysed where the opportunities for local suppliers are, we identify and consider businesses which have the capacity and the potential to supply these goods and services. We also encourage our global suppliers to increase their own spend in local communities through local procurement, employment and social investment initiatives.

In Australia, we have played a leading role in developing several Indigenous-owned businesses to deliver work and services to Tropicana, through an Indigenous business development programme offering structured business coaching and mentoring. Five Indigenous-owned businesses are currently supplying goods and services, such as small-scale earthworks, fuel delivery, refuse collection and environmental rehabilitation. To date, AngloGold Ashanti Australia has awarded contracts worth approximately $100 million to indigenous businesses.

We also initiated a two-pronged project at Geita Gold Mine in Tanzania, targeting an increase in procurement from Tanzanian domiciled and owned companies from the level of 22% achieved in 2013 to 25% by the end of 2015. Meeting this target would increase the mine's spend with these businesses by over $10 million. Suppliers targeted are prioritised based on the value of the opportunity they represent, and include lubricants, pump spares, filters, steel, tools, stationery and welding consumables. By the end of 2014, an increase of $412,000 in contract coverage and order placement with local majority shareholding companies had been generated and a further $4.1 million of potential business was out to tender for contract placement anticipated thereafter. The second leg of the project focused on the top five global suppliers contracted to Geita to increase their own spend within local communities. The combined benefits were $10.3 million in 2014, with commitments to increase spend to $22.7 million in 2015 and $27.8 million by 2016.

> " *In all regions where we operate, the imperative exists to stimulate the national and local economy through procurement.* "

PERFORMANCE
SNAPSHOT

$2.6bn

Total procurement spend in 2014

of which



$1.1bn
is centrally managed

and of which
$950m
rests with 21 global suppliers



PERFORMANCE
SNAPSHOT

South Africa:

Performance against employment equity targets

We met the 40% equity targets at all levels and in most instances the target was exceeded.

Employment equity targets



Board — 55.6%
Top management — 42.9%
Senior management — 40.0%
Middle management — 49.3%
Junior management — 57.4%
Core and critical skills — 52.6%

TARGET
40.0%

15%

Women in mining (against a target of 10%)

LOCAL EMPLOYMENT AND SKILLS DEVELOPMENT

In Australia, the focus is on supporting youth development programmes and creating opportunities for the youth. Development programmes have been undertaken where mining takes place in remote and isolated areas characterised by limited community resources, poor education and health, minimal opportunities and high unemployment. It has multiple phases including 'stay at school' programmes, followed by transition to tertiary education and other work programmes. Work readiness programmes seek to support the transition of indigenous, female and disadvantaged youth to the workplace through training and work experience which can lead to employment in the mining industry and beyond. Programmes cover aspects such as communications skills, safety and wellbeing, as well as behavioural issues such as punctuality, dependability and self-confidence. Skills taught include learner driving and hospitality as well as a range of roles relevant to the mining sector, including geology, administration, maintenance, environment and mining operations.

In the Continental Africa region, we focus on the development of local talent, whilst still using expatriates to address skills gaps and transfer skills. Expatriates have a defined end date to their assignment and the group aims not to have employees on international assignment benefits for an extended or indefinite period of time. Prior to hiring expatriates, we conduct an intensive search for local candidates, relying on our relationships with reputable local recruitment agencies and our own databases of local professionals. Other initiatives focus on training and development for artisanal roles. In Tanzania, for example, the Integrated Technical Training Initiative is a joint project with government, AngloGold Ashanti and other mining companies in the region to recruit and train artisans from local communities. The programme has operated since 2009 and has led to the employment and training of 125 artisans from the community in roles such as diesel mechanics, fitters and welders. The initiative is scheduled for handover to the Tanzanian Vocational Educational and Training Authority (VETA) in 2015. In South Africa, diversity and transformation are critical imperatives and significant progress has been made in building a more representative workforce. Employment equity targets were met for 2014 at all levels of the organisation.

SUPPORTING

multi-stakeholder partnerships



THE POTENTIAL OF ARTISANAL AND SMALL-SCALE MINING (ASM) TO CONTRIBUTE TO DEVELOPMENT

ASM activity is a consideration at many of our operations; in particular those in the Continental Africa region, where ASM takes place in some form adjacent to all operations. ASM also occurs in Colombia, and near some operations in Brazil and South Africa. Our policy is driven by the appreciation that minerals have a role to play in transforming communities. We therefore support formalisation of the sector, and regulation of those aspects of ASM activity which pose risks – either to employees, community members or our operations. Current activity is focused on developing more comprehensive baseline information on the nature and scale of ASM activity surrounding our operations. The numbers involved are often significant. At the Geita Gold Mine, for example, while the number of artisanal miners fluctuates greatly through the year, we have recorded 1,800 artisanal miners at known ASM sites on our concession.

At Geita, in response to this, a multi-stakeholder partnership was established during 2013 which included AngloGold Ashanti and other large-scale miners, regulators and ASM associations. Funding by the World Bank has led to the establishment of a management advisory group focusing on the support of a pilot best-practice operation in Tanzania. In 2014, with support from AngloGold Ashanti the project design and feasibility work for the pilot site at Lwamgasa Village was completed. Using financial contributions from the World Bank as well as the Government of Tanzania, technical experts have been engaged to support the Lwamgasa Village beneficiaries in establishing a viable ASM operation.

PERFORMANCE SNAPSHOT

15

Number of sites where ASM takes place

This figure includes Morila and Kibali which are not managed by AngloGold Ashanti, as well as Gramalote, an exploration project in Colombia.

QUICK CASE STUDY

A baseline study of ASM at the Gramalote project in Colombia

ASM activity around AngloGold Ashanti's Gramalote exploration project in Colombia employs over 200 people in various aspects of the gold value chain. Artisanal miners operate inside the mining lease area. Mining activities are informal in nature and generally not well integrated with other aspects of economic activity in the region.

We conducted a baseline study and entered into agreements with many of these miners with the aim of economic resettlement – the provision of compensation incentivising economic activities other than mining. Many former artisanal miners have been successfully resettled.

The focus of our current programme is co-existence with the artisanal miners remaining on the lease area and support for formalisation of their activities with the use of improved technology for extracting gold to increase economic yields, thereby making a more meaningful contribution to social development and reducing environmental impacts.

24 ANNUAL SUSTAINABLE DEVELOPMENT REPORT SUMMARY 2014

ENVIRONMENTAL STEWARDSHIP



Reduction in total number of reportable environmental incidents from 2013

10		27
11		27
12		16
13		10
14		5

In our values we state our commitment to continually improve processes to prevent pollution, minimise waste, increase carbon efficiency and make efficient use of natural resources.

Living by the commitments we make in our values is not only part of our obligation as a responsible company, it is also essential in ensuring that we maintain our social licence to operate and our relationships with local communities, who often share the same resources. We optimise the use of limited natural resources throughout all stages of the mine lifecycle. Engagement with communities on resource issues, including land access, begins at the early exploration stage and lays the foundation for the future relationship of the mine with the community.

TAILINGS MANAGEMENT

Like other mining companies, we generate waste rock and tailings materials that are deposited in the form of slurry in specialised tailings facilities. Tailings management is undertaken in accordance with the group's internal framework, which commits operations to regulatory compliance and provides guidance on standards to be applied in regions where there is no legislative framework in place or the legislative framework is light. Compliance with the framework is audited annually at a group level and more frequently at regional and site level, as the impact of failure of a tailings storage facility can be significant.

CYANIDE USAGE AND MANAGEMENT

We make use of cyanide in the gold production process. The responsible management of cyanide is integral to our social licence to operate. AngloGold Ashanti has committed to achieving and maintaining certification of all operations under the International Cyanide Management Code. Out of the 20 AngloGold Ashanti plants using cyanide, 15 are currently certified to the Code and plans are in place for the balance of the plants, including three at new or recently acquired operations, to be certified in the next three-year period.



ENVIRONMENTAL STEWARDSHIP continued

ENERGY AND CLIMATE CHANGE

Mining is an energy-intensive industry. We need a consistent and cost-effective supply of energy for our existing operations, as well as secure access to energy for our future projects.

During 2014, we piloted key elements of the new AngloGold Ashanti Energy Management System (EnMS) at mine sites in Brazil and Tanzania. The EnMS seeks to establish a system to ensure continuous improvement; proactively manage power generation costs and utility contracts; achieve sustainable improvements in energy efficiency and ensure operations have energy security over their anticipated life of mine. In South Africa, much of our mining is conducted in deep underground mines, making them particularly energy-intensive. Electricity is mainly sourced from fossil fuels, meaning that they also contribute a high proportion of our greenhouse gas emissions. In 2014, South Africa accounted for 11.3PJ (36%) of our total energy usage and 2.98Mt CO_2e (65%) of our greenhouse gas (GHG) emissions.

By their nature mines use more energy as they get older, as they get deeper and ore grades decline. Despite this, focused attention on energy efficiency over the past two decades has seen consistent improvements in energy-intensity and, in 2014, an absolute decline in energy use.

Our energy usage is inextricably linked to our GHG emissions and hence our climate change strategy. Though AngloGold Ashanti faces few immediate operational risks from a climate change perspective, there are several risks that are likely to develop at some of our operations, in particular in areas that already suffer from extremes of temperature and high seasonal variations in weather conditions. These include changes in rainfall patterns, the potential for flooding, drought, adverse impacts on communities and their agricultural livelihoods and potential impacts on rehabilitation activities. Over the longer term, we will need to gain a deeper understanding of the adaptation risks associated with climate change. This will require a more detailed modelling of climate change scenarios as well as improved data and statistical analysis.

> **"***The benefits of reducing our energy consumption extend beyond our company.***"**

PERFORMANCE SNAPSHOT



301MJ/t

Energy intensity per tonne ore treated (2013: 320MJ/t)

32PJ

Total energy consumption (2013: 33PJ)

20%

of our operating costs (2013: 19%)

Total GHG emissions and intensity*



Year	MtCO₂e	ktCO₂e/t
10	4.8	61
11	4.3	58
12	4.5	54
13	4.6	45
14	4.6	43

■ $MtCO_2e$
■ $ktCO_2e/t$

* *Following a detailed analysis led by the National Business Initiative, the Eskom grid emissions factors for several years were revised during 2014. This resulted in material changes to the company's indirect GHG emissions in South Africa and the group. The years affected are 2010, 2012 and 2013 and these are restated here. Emissions and energy intensities are reported per tonne of ore treated.*

SECURING
our long-term future

THE STATUS OF OBUASI MINE IN GHANA

In 2014, we adopted a new approach to turn around the performance and secure the long-term future of the Obuasi Mine. This entailed moving into a state of limited operations and initiating a feasibility study to determine the future mine design and mining approach. A transition phase was undertaken from July to December 2014, with cessation of underground production and processing. In the meantime, the environmental clean-up of old tailings spillage, some of which dates back to the 1950s, continued. This is likely to be completed by the end of 2015. The transition phase also included the retrenchment of the work force and the appointment of a reduced staffing complement to meet limited operations and feasibility study requirements. We estimate that on average a workforce of approximately 1,500 to 1,800 employees and contractors will be required during this period. The organisational structure of the operation has been redesigned to reflect flatter layers, with greater clarity of accountability and authority. As part of the limited operation phase and going forward, AngloGold Ashanti's award-winning malaria control project will continue to operate, as will the school and hospital where we are seeking opportunities for them to serve the wider community.

In July 2014, the mine submitted an environmental management plan (EMP) to the Ghanaian Environmental Protection Agency (EPA), covering the period from October 2014 to December 2015. A EMP (2016 to 2019) is expected to be developed for submission to the EPA in 2015. The mine is working with the EPA on related approvals including permits and rehabilitation plans. Some of the key environmental risks at the mine relate to water, waste and tailings management. All of these issues are being addressed in the feasibility study.

AngloGold Ashanti remains firmly committed to continued engagement with all stakeholders as it seeks to return this asset to sustainable, long-term profitability for the benefit of all constituencies. Business relationships with the relevant national and local government entities, and traditional authorities, continue to be characterised by a sustained level of transparency and mutual trust.

ENVIRONMENTAL STEWARDSHIP continued

WATER USE AND EFFICIENCY

The responsible use of water is important for the business and stakeholders. Inefficient water management represents an unnecessary cost to the business, both directly when we purchase water and indirectly when we treat water for discharges from operations. Every operation manages a unique set of water parameters and requires a unique solution.

At a group level, work during 2014 focused on maintaining water security at operations and optimising water use. Our business target is to achieve water security at all operations; following the cessation of mining activities at Yatela in Mali, CC&V in the USA and Tropicana in Australia are the only operations where water scarcity is currently a concern. Water availability at CC&V is being enhanced through the purchase of additional water rights, while short-term water supply constraints at the Tropicana Mine in Australia are being addressed through the expansion of borehole infrastructure, increasing capacity. Despite past and ongoing work undertaken to contain excess water in the West Wits region in South Africa, concerns remain in relation to the potential migration of water from discontinued, non-AngloGold Ashanti owned mines. This represents a potential flooding risk. Options to address this risk are being studied and discussions are ongoing with regulators in relation to the potential impact.

A key component in achieving water security and the second major area of focus for 2014 was the continued optimisation of water use at our operations. This involved reducing the volume of fresh water abstracted where possible, increasing the volume of recycled or reused water in operational processes and improving management and process controls at operations. We have also undertaken new infrastructure development to promote the more efficient use of water. For example at the Cuiabá Mine in Brazil, a new water treatment plant was constructed 800m below surface, achieving a number of efficiencies. More information can be found on our online report.

In 2014, where water monitoring and control processes were not already integrated into site-wide water balances, progress was made towards consolidating and integrating them. This allows for shorter-term operational decisions on water usage, the optimisation of water usage at operations and improved efficiencies.

PERFORMANCE SNAPSHOT

65

Gigalitres of water used, 615 litres per tonne ore treated, a decrease of

3.2%

from the level of 635 litres per tonne ore treated in 2013





MANAGING BIODIVERSITY

Responsible stewardship of resources requires management of biodiversity. We are committed to avoiding net loss of biodiversity as a result of new projects that we commission, and promoting net positive impacts on biodiversity if a new project is in an area of critical habitat.

In Colombia, we began a partnership with non-governmental organisations, including the Guayacanal Foundation and Conservation International, on the definition and management of the Páramo ecosystem near the La Colosa Project. Conservation International is developing a compensation plan at the Gramalote Project using the methodology in national government guidelines to determine the number of hectares that should be compensated or offset.

Potential biodiversity impacts have also been assessed at the Tropicana Mine in Australia. As part of environmental approval for the project, the Great Victoria Desert Biodiversity Trust was established to fund research on the Great Victoria Desert, where the Tropicana Mine is located. The trust's management panel is chaired by an independent academic and includes both AngloGold Ashanti and government representatives. Its objective is to further knowledge and understanding of the desert region and its biodiversity to benefit conservation and scientific knowledge.

LAND USE, ACCESS AND RESETTLEMENT

Good practice relating to land use, acquisition and access and resettlement needs to be followed from the early exploration phase of any project. Equally, it is important to identify and address requirements for either economic or physical resettlement at an early stage in the lifetime of an operation. Activities relating to land access and resettlement are integrated into a mine's existing social and environmental management system. This includes protecting the availability of adequate capacity and resources, and promoting adherence to community and stakeholder engagement procedures. Acknowledging that the resettlement of communities is an emotive and complex area, our first objective is to avoid resettlement where feasible. When resettlement is unavoidable, it is undertaken in a way which ensures safe access to mineral resources, the safety of communities and their continuing access to livelihood assets and infrastructure accompanied by appropriate compensation.

Sixty six of seventy houses were completed during 2014 at Mankessim (an area close to the Iduapriem Mine in Ghana), with handover to the community planned for early 2015. The community has been relocated to an area which is closer to amenities (water, electricity and roads) than the land they held previously. Households were allocated the same-sized area of land as held in the original community. A resettlement process was also completed during 2014 at the Geita Gold Mine in Tanzania, with the relocation of 18 households to new housing in Tarzan Valley. AngloGold Ashanti was not required to relocate these households. However, resettlement was undertaken in response to a humanitarian need, as this community, which had previous interactions with the Geita Gold Mine, was living in temporary shelters. The beneficiaries took occupation on 15 December 2014 and an official handover to government is planned for early 2015.

In 2015 we plan to focus our efforts on the creation of alternative livelihoods for resettled communities, including support for long-term access to food and sustainable income streams. This involves the ability to monitor pre-defined indicators and to be agile in our response if there are indications that livelihoods have been placed at a high risk due to resettlement.

RESPECTING HUMAN RIGHTS



PERFORMANCE SNAPSHOT

97%

of security personnel trained in human rights policies or procedures

ZERO

- violations involving the rights of indigenous peoples
- operations at risk in respect of freedom of association
- operations at risk of child labour
- operations at risk of forced labour

Mining activities have an impact on communities and on individuals, and we need to respect human rights in the course of our business.

In our values we commit to upholding and promoting fundamental human rights wherever we do business. In practice, this means being constantly aware of human rights impacts and providing remedies for communities and individuals who may be affected by our activities.

OUR ROLE IN RESPECTING HUMAN RIGHTS

Many of the issues we address with communities and others on a daily basis are in essence human rights issues, or are perceived as such by those we deal with. Issues relating to the usage of water, for example, are often framed by communities, media and others in terms of rights. Our approach to human rights is guided by the United Nations (UN) Guiding Principles for Business and Human Rights. These principles were adopted by AngloGold Ashanti in 2011, and we are in the process of integrating them into the way in which we conduct our business.

As this is a relatively new area of corporate activity, one of the most challenging areas is embedding the human rights policy framework into the business and promoting full compliance with its requirements. The framework is supported by a Human Rights Ambassadors Programme, a peer education and awareness-raising initiative which is based on the premise that if human rights knowledge and capacity is improved at a grass-roots level, the potential for human rights violations will significantly decrease. It is envisaged that ambassadors for human rights will be nominated at each site by the end of the first quarter of 2015 to take human rights programmes forward, implement training and monitor compliance. The ambassadors will be expected to undergo extensive human rights training prior to taking on this role, equipping them with the skills to impart knowledge to the rest of the organisation. Furthermore, it is anticipated that all senior managers globally will receive the recently-developed online human rights training during 2015.

To monitor and strengthen compliance, human rights audits are included in combined assurance processes. A further challenge is to deal with vulnerable people in the communities in which we operate. In any community, there are individuals who, for a range of reasons, cannot benefit from mining activities or find it difficult to deal with the impacts of mining operations. We need to understand how we can operate in a way which brings this front of mind when decisions affecting communities and individuals are taken.



"*Our approach to human rights is guided by the United Nations Guiding Principles for Business and Human Rights.*"

PERFORMANCE
SNAPSHOT

7

centrally managed suppliers were screened using the new supplier code of conduct as a pilot project (10% of the total of 72 centrally managed suppliers).

ETHICAL CODE OF CONDUCT FOR SUPPLIERS

In 2014, we developed and implemented a Supplier Code of Conduct, which sets out our approach to responsible sourcing. All suppliers will be required to complete a Self-Assessment Questionnaire (SAQ) from 2015 onwards. The SAQ is not a means to an end, but rather the first step in developing a constructive dialogue between AngloGold Ashanti and suppliers on this important business topic. Supplier engagement through the SAQ is expected to aid in establishing a baseline of practices and management from which future performance and impact can be tracked, measured, communicated and improved. In 2015, having completed the pilot phase, our next step is expected to be the roll out of the SAQ to the remaining 65 centrally managed suppliers, to favour full coverage by mid 2015. We will facilitate top 20 active regional suppliers integration of the code by the end of 2015 and manage corrective actions to promote compliance.

RESPECTING HUMAN RIGHTS continued

SECURITY AND HUMAN RIGHTS

To foster business integrity and manage its continuity, we need to secure people and property and may need to take action against groups or individuals acting illegally. Such action must be taken within the confines of international human rights practice and legislation and without infringing on the rights of the individuals. Where security incidents occur, they are dealt with in line with the Voluntary Principles on Security and Human Rights (VPSHR) which is the key driver for our security management practices.

At the Geita Gold Mine in Tanzania, technology has been used to good effect to overcome security challenges, in conjunction with the deployment of skilled rapid reaction teams. The mine, which covers an area of approximately 197km^2, has been divided into manageable geographical sectors and thermal surveillance cameras with a range of up to 10km are used to detect potential illegal activity. These are placed in self-contained and unmanned containers. Well-equipped rapid reaction teams are stationed in each sector to respond to potential incidents and are appropriately trained in crowd control practices to manage conflict situations. Situations are also escalated to public security to handle if required.

At Obuasi in Ghana, the transition of the mine into limited operations increases the risk of escalation of security incidences. To counter this potential risk, the footprint of the operation has been reduced and perimeter protection implemented. In addition, to prevent access by illegal miners to underground workings, approximately 700 surface holes accessing our underground workings have been closed and the installation of bulkheads at strategic areas underground completed.

In South Africa, there has been a sharp increase in the level of illegal mining and general criminality in the greater West Wits and Vaal River areas. Increased violence associated with criminal activity has also been apparent in those areas. While this does not affect our underground operations at present, it has led to an increase in crime around surface operations at neighbouring mines and local communities, specifically in the Blyvooruitzicht (West Wits) and Mine Waste Solutions (Vaal River) areas. In response, we deployed additional security resources to counter the ongoing threats, and engaged extensively with other industry partners, public security agencies at local and national level and communities.

The country risk level in Colombia remains high due to ongoing guerrilla activity across the country. Measures are in place to protect the safety of employees, whether travelling or in the field. The level of risk is heightened in the Cajamarca area due to the high public profile of the company's operations in the region.

VPSHR incidents

The first incident occurred at Geita Gold Mine where a security vehicle responded to an incident of an invasion of an active area and struck an illegal miner who sustained a fractured right leg.

The second involved a contract security guard who was not treated with dignity or respect when he was dismissed from Iduapriem Mine.

Community incidents or allegations under VPSHR


10
6
2
11
3
5
12
6
9
13
2
3
14
0
2
Allegations
Incidents

PERFORMANCE SNAPSHOT

Fatalities or injuries to community members and AngloGold Ashanti security personnel as a result of security interventions


10
0
5
44
11
3
9
49
12
2
16
51
13
2
27
51
14
1
42
38
Fatalities to community members
Injuries to community members
Injuries to AngloGold Ashanti security staff

The marked increase in injuries to community members as a result of security incidents from 2013 to 2014 is attributable to improved surveillance and rapid response activities of the security team at Geita Gold Mine. Community members, often travel over difficult terrain when abandoning illegal mining activities, and as a result slip and fall, injuring themselves.

In 2015, we expect to focus on further embedding our security five-point plan at operations, while ongoing research into appropriate technologies will be prioritised. These include virtual barriers to prevent intrusions, less lethal weaponry to protect our security staff, and ongoing engagement with communities and authorities to achieve community enhanced security.

IMPLEMENTING OUR BUSINESS STRATEGY THROUGH PEOPLE

PERFORMANCE
SNAPSHOT

Female representation:

27%

of our board

50%

of our executive directors, and

33%

of our executive management are female.

AngloGold Ashanti's global people management system is not only for managers, but for every single employee in the organisation – it defines the way we work together and how we can improve our performance.

In 2014, we focused on the further integration of the principles governing our people management system into human resources practices at all levels. Our objectives were to simplify our human resources approach and translates into easily-applicable actions, emphasising relationships, engagement and interaction at all levels of the business and harnessing technology to improve and streamline people management functions. A number of employee engagement initiatives were undertaken, including a group-wide survey on employee engagement and a series of 'town hall' meetings with the CEO in South Africa.

To further entrench our commitment to the value of diversity, we put in place a global policy on transformation and localisation in 2014. The objectives of the policy are to create an underlying all-inclusive culture based on shared values; to put in place the corporate policies and support legislative compliance to promote transformation; and to put in place targeted initiatives to address regional imperatives relating to transformation. These include, for example, initiatives on issues such as equity ownership and employment equity, which are relevant in the South African regulatory context.

We are also in the process of implementing a new online performance management system globally, replacing existing legacy and paper-based systems. The system was first introduced at our corporate office in January 2014, and is expected to be implemented globally in 2015. Some of the potential benefits include enhanced strategic alignment in the company, reduced role ambiguity for employees, increased communication and engagement, real-time feedback and action plans, improved performance and results, and better employee retention.





ESTABLISHING
mutually-beneficial relationships

FISCAL AND REGULATORY ISSUES

A stable regulatory and fiscal environment is essential for the health of the mining sector.

Regulatory stability and certainty increase the attractiveness of investment in the sector and enable companies to ensure that systems are in place to meet regulatory requirements. The challenge we face is to establish mutually-beneficial relationships between business and regulators, while promoting sufficient independence between these two parties, who have inherently different roles and accountabilities.



PERFORMANCE SNAPSHOT

$778m

paid to governments in the form of taxes and royalties in 2014.

MONITORING AND RESPONDING TO REGULATORY CHANGE

Internationally, AngloGold Ashanti engages on regulatory issues through government agencies and national and international industry associations such as the International Council on Mining and Metals (ICMM). At a national level, potential impacts are included in our risk framework and are monitored by country managers. Engagement at a country level is undertaken through national, state or provincial mining associations, and through direct engagement with regulatory authorities, to advocate provisions that are beneficial to business and the mining industry. Associations help to keep the company updated on policy and regulatory trends. Our participation in bodies such as the African Tax Administration Forum (ATAF), enables us to take a proactive approach to regulatory changes which may affect us.

During 2014, potential changes to the regulatory framework in South Africa came into focus. In addition to proposed amendments to the Mineral Petroleum and Resources Development Act (MPRDA), the introduction of a carbon tax in South Africa is scheduled for 2016. AngloGold Ashanti has complied and met the Mining Charter targets. We welcome the proposed continuation of a charter specific to the mining industry in South Africa.

In other regions, legislative changes have been imposed or are under consideration which may have a negative impact on operations. In Argentina, the provincial legislature has raised royalties to 3% (from 1% in 2013), which is the maximum permitted under national law. Cerro Vanguardia, AngloGold Ashanti's operation in Argentina, is currently paying this increased royalty while pursuing legal action against the increase. In the Continental Africa region, requirements in respect of environmental bonds, the level of contributions to the national and local fiscus and the revision of mining development agreements have been raised in engagements with governments and regulators in Ghana, Guinea, Tanzania and Mali.

CLOSURE AND REHABILITATION

It is inevitable that all mines will eventually exhaust their economically viable resources, and that operations will cease. Mining operations need to plan for closure from the inception of the projects onwards.

Responsible closure planning follows a holistic approach, taking into account all aspects of pre-operational planning, operational activities and post-closure activity, including any residual social and environmental issues which may remain post-closure or arise from closure implementation.



IMPLEMENTING A RESPONSIBLE APPROACH TO CLOSURE

Our approach is to incorporate closure considerations into existing operational plans as far as possible, to reduce operating and eventual closure costs and optimise the impacts of closure. To support this goal, we developed a comprehensive closure planning management standard, which has been in place since 2009 and was revised in 2013. A guideline offering practical assistance to operations on how to apply the standard was completed in 2014.

The purpose of the standard is to facilitate the design and implementation of closure plans to the extent possible during the life of a mine. In the case of new operations, closure is considered at mine conception and throughout mine design – in essence, designing new mines with closure in mind. Social considerations are also addressed, as communities close to the mine may be affected. The standard provides for ongoing community engagement and the development, where possible, of alternative livelihoods to mitigate the impact of closure. The objectives for overall closure, including social and workforce aspects, must be clearly identified in closure plans, as these guide the definition of applicable options.

Mining activities at the Yatela Mine in Mali ceased on 30 September 2013. Rehabilitation is planned to be completed in early 2019, with final relinquishment of mining rights in November 2020.

During 2015, work is expected to continue to align operational planning and implementation with the closure standard and monitor compliance.

PERFORMANCE SNAPSHOT

100%

of operations have closure plans

" The integration of closure planning into mine planning requires a mind-set shift, and this is ongoing work at all operations."



REHABILITATION AND LAND MANAGEMENT

Though site-specific requirements vary, our approach to rehabilitation is governed by our land use management standard and our biodiversity management standard. Concurrent rehabilitation is undertaken where feasible, balanced against the need to avoid limiting our ability to access resources at a future date. We also undertake research into rehabilitation techniques, in conjunction with universities. The best example is our long-standing and world-leading research on phytoremediation with the University of the Witwatersrand in South Africa.

Where possible, knowledge of local plant species accumulated in the course of rehabilitation work is also shared with local communities and with academic institutions. At Gramalote in Colombia, for example, the Gramalote Forest Nursery and Environmental Development Centre has been established to share information gained on the project with communities and employees, through community outreach and engagement programmes.

We seek to
DEVELOP
innovative rehabilitation approaches



OUTLOOK

CREATING AND PROTECTING ECONOMIC VALUE

With a clear sense of our sustainable development priorities and the actions we need to take, we can enable business growth from a solid foundation.

THE ROAD AHEAD



David Noko
Executive Vice President,
Sustainable Development



An accompanying podcast
from David Noko is available
www.aga-reports.com/14/
sdr/#messages/president

" *External stakeholders are requesting more engagement, more transparency and more communication. They are expecting alignment between their expectations from the company and what we prioritise.* "

During 2014, in implementing our sustainability strategy, we made real progress towards integrating sustainable development into our ongoing business activities.

This report describes many initiatives where our guiding principles for sustainable development have been successfully applied to improve sustainable development performance. As a business leader and someone who has worked in the mining industry for many years, one area which is closest to my heart is safety. Here, detailed work applying a leading risk management approach, has resulted in the company recording the best safety performance in its history in 2014. Whilst our vision remains to operate with no injuries or fatalities, we are proud of the safety improvements which have been achieved thus far. Our experience in applying bow tie risk management methodologies is being carried forward in other areas of the business and this work will be continued during 2015.

The low gold price environment has made our year a challenging one but I am pleased that we have been able to maintain a focus on the work being undertaken across the sustainable development disciplines. It remains important for us to be able to maintain our social licence to operate during challenging economic conditions.

During the year, the business took the difficult decision to move the Obuasi operation in Ghana into a limited operations phase. This has consumed much of my time, as we engage intensively with government, regulators, organised labour, employees and communities to explain our actions and our long-term plans for the future of the operation. I am proud of the way that we have handled this transition as a business and grateful to my colleagues for the vision, energy and empathy with which they have worked to ensure a smooth transition.

We have emerged in 2015 as a leaner business with a clearer sense of our sustainable development priorities. We have a better understanding of the actions we need to take to maintain our social licence, as we protect and create economic value for both the business and its stakeholders. In doing so, we enable the business to grow from a solid foundation. I look forward to working with my team to take forward our goals in the coming year.

Work is expected to continue during 2015 to address areas where progress has been more difficult to achieve consistently across the business. These include some elements of stakeholder engagement, such as the co-design of local socio-economic development projects with communities, and the development of consistent performance measures and targets across all disciplines, as well as setting goals for the common good of business and society.

David Noko
Executive Vice President, Sustainable Development
19 March 2015

GLOSSARY OF TERMS AND ABBREVIATIONS

AIDS	Acquired Immune Deficiency Syndrome
AIFR	All Injury Frequency Rate. The total number of injuries and fatalities per million hours worked.
AODFR	All Occupational Disease Frequency Rate. The incidence of occupational disease per million hours worked.
ART	Anti-retroviral therapy
ATAF	African Tax Administration Forum
ASM	Artisanal and small-scale mining
Average number of employees	The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with the group.
BTA	Bow-tie risk analysis
CBOs	Community-based organisations
CC&V	Cripple Creek & Victor
EITI	Extractive Industries Transparency Initiative
EMP	Environmental management plan
EnMS	AngloGold Ashanti Energy Management System
EPA	Environmental Protection Agency
FIFR	Fatal injury frequency rate. The total number of fatalities per million hours worked.
GMWU	Ghana Mineworkers Union
GHG intensity	Greenhouse gas emissions per tonne of rock treated.
GRI	Global Reporting Initiative
HIV	Human Immunodeficiency Virus
HCT	HIV Counselling and Testing
ICMC	International Cyanide Management Code
ICMM	International Council on Mining and Metals
ILO	International Labour Organisation
IR	Integrated Report
IRS	Indoor residual spraying
Moz	Million ounces

MPRDA	Mineral Petroleum and Resources Development Act
Mt	Million tonnes
NGOs	Non-governmental organisations
NIHL	Noise-induced hearing loss
OLD	Occupational lung disease
oz	Ounces (troy)
PJ	Petajoule
Productivity	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Region	Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (DRC, Ghana, Guinea, Mali, Namibia and Tanzania), Australia, and the Americas (Argentina, Brazil and the United States of America).
Rehabil- itation	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws.
SAQ	Self-assessment questionnaire
SCC	Serious Concerns Committee
SLP	Social and labour plan
Tailings	Fine process effluents that are deposited in the form of slurry on specialised tailings storage facilities.
TAMICO	Tanzanian Mines Energy Construction and Allied Workers Union
TB	Tuberculosis
UNGC	United Nations Global Compact
VETA	Vocational Educational and Training Authority in Tanzania
VPSHR	Voluntary Principles on Security and Human Rights
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Except where noted otherwise, all figures are in United States dollars (US$).

FORWARD-LOOKING STATEMENTS

The online AngloGold Ashanti Sustainable Development Report 2014 contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of AngloGold Ashanti, as well as information on the plans and objectives of AngloGold Ashanti with respect to these items. The Summary Sustainable Development Report outlines the material issues and our 2014 performance in managing them.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and may be outside the control of AngloGold Ashanti. The actual results may differ materially from those expressed in such statements, depending on a variety of factors. These include the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant approvals; the timing and level of maintenance and/or turnaround activity; the quantum and nature of certain divestments; future levels of industry product supply, demand and pricing; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, and other factors discussed elsewhere in this document and under 'Risk factors' in our Annual Report and on Form 20-F as filed with the US Securities and Exchange Commission.

Material is used within this document to describe issues for voluntary sustainable development reporting that are considered to have the potential to significantly affect sustainable development performance in the view of the company and, in particular, from the point of view of internal and external stakeholders. Material for the purposes of this document should not be read as equating to any use of the word in other AngloGold Ashanti reporting or filings.

The AngloGold Ashanti integrated report and annual report Form 20-F may be downloaded from the AngloGold Ashanti website. Some material in this online Sustainable Development Report forms part of these documents.

No part of this Sustainable Development Report constitutes, or shall be taken to constitute, an invitation or inducement to invest in AngloGold Ashanti or any other entity and must not be relied upon in any way in connection with any investment decisions. Unless otherwise stated, the text does not distinguish between the activities and operations of the parent company and those of its subsidiaries.

ADMINISTRATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices:

Registered and Corporate

76 Jeppe Street, Newtown 2001, South Africa
(PO Box 62117, Marshalltown 2107, South Africa)
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

Sustainability enquiries:

E-mail: sustainabledevelopmentreport@anglogoldashanti.com

A printed version of this report is available on request from AngloGold Ashanti.

AngloGold Ashanti website:

www.anglogoldashanti.com



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold Ashanti Limited
Date: March 31, 2015	
	By: /s/ M E SANZ PEREZ
	Name: M E Sanz Perez
	Title: Group General Counsel and Company Secretary